Exhibit E – Video Transcript

"Have you ever wanted the cool new car technology, like backup sensors on your car? Today a new company named FenSens brings you the first wireless app-based backup system for any car. Enjoy hands-free audio, visual, and vibration alerts direct to your smartphone when an object is detected behind your car. It's simple, affordable, and easy-to-use. Let's make parking safe and simple"